Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – February 9, 2012
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
REPORTS 2011 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Effective January 1, 2011, Precision Drilling Corporation (“Precision” or the “Corporation”) began reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”).  Prior year comparative amounts have been changed to reflect results as if Precision had always prepared its financial results using IFRS.

Precision Drilling Corporation reported net earnings of $28 million or $0.10 per diluted share for the three months ended December 31, 2011 compared to a net loss of $0.3 million for the fourth quarter of 2010.  Net earnings and net earnings per diluted share for the quarter include the impact of the previously disclosed charge associated with asset decommissioning, which decreased net earnings and net earnings per diluted share by $76 million and $0.26, respectively.

Revenue for the fourth quarter of 2011 was $587 million and earnings before income taxes, other items, loss on asset decommissioning and depreciation and amortization, (“EBITDA”) totalled $230 million compared to $436 million and $145 million, respectively, during the comparable period in 2010. The increase in revenue and EBITDA was the result of increases in pricing, margins, activity and new asset additions over the prior year period.

Fourth quarter 2011 revenue and EBITDA were higher than the third quarter 2011 revenue and EBITDA of $493 million and $186 million, respectively, primarily as a result of higher dayrates and margins in the United States and Canada coupled with increased activity and margins in the Completion and Production Services segment.

For the year ended December 31, 2011, Precision reported net earnings of $193 million or $0.67 per diluted share compared to net earnings of $44 million or $0.15 per diluted share for 2010.  Revenue for the year was $1,951 million compared to $1,430 million for 2010.  Net earnings and net earnings per diluted share for the year include the impact of previously disclosed charges associated with asset decommissioning and Canadian income tax settlements.  EBITDA totalled $695 million for 2011 compared to $435 million for 2010, an increase of 60%.  Improved pricing and margins along with higher activity levels in both operating segments have led to the year-over-year improvement.  Activity for Precision in 2011, as measured by drilling rig utilization days, increased 22% in Canada and 17% in the United States compared to 2010.

During the fourth quarter of 2011 Precision provided an update on its 2011 capital expenditure program and planned capital expenditures in 2012. Precision concluded 2011 with $726 million in capital expenditures. Planned capital expenditures for 2012 are $1.1 billion and include capital expenditures from new build announcements in 2011 that will be completed in 2012. A substantial portion of the 2012 plan is utilization and demand based and if activity levels decline, Precision has the ability to reduce the plan accordingly.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  "Precision's strong fourth quarter performance highlights our successful repositioning to oil and natural gas liquids directed activity as the Western Canadian Sedimentary Basin and United States markets increase development of oil and liquids-rich resources.  Precision is currently running 274 rigs, and approximately 75% of those rigs are pursuing wells licensed as oil, up from 25% at the start of 2010. Equally as important, 85 to 90% of our active rigs are drilling horizontal or directional wells. The 25% of our rigs drilling "gas" licensed wells includes rigs which we believe are primarily targeting natural gas liquids.  We are cognizant of the over-supplied natural gas market and expect a continued re-balancing of North American gas supply through reduced dry gas drilling activity and increased natural gas demand, both as a result of low natural gas commodity prices."

"Customers’ recognition of Precision’s ability to perform in today’s market is evidenced by the day rate increases we achieved and the substantial backlog of new build Super Series rigs contracted during 2011. We are encouraged by our customers’ long-term outlook for North American unconventional resource development as today we report that three more of the seven new builds we announced in December have been fully contracted, bringing the total number of contracted rigs announced in December to five."

 “Precision’s financial performance strengthened throughout 2011 with annual revenue growth of 36% and EBITDA growth of 60% over 2010 levels.  The company’s revenue and cash flow grew through increased activity levels, high quality asset additions, and improved pricing and profitability.  Precision further strengthened its financial position through balance sheet improvements, completing two financing transactions in 2011.  At year end 2011, Precision had $467 million cash on hand and US$527 million undrawn availability on its revolving credit facility.   Finally, Precision has improved its contract position with the addition of new build and upgraded rigs to its drilling rig fleet, increasing the percentage of active rigs under contract from 50% in Q4 2010 to 63% in Q4 2011.”

“The market demand for Precision’s Super Series rigs and High Performance, High Value services is reflected in the company’s new build drilling rig orders.  Of the 49 new build drilling rigs announced since the beginning of 2011, 47 now have signed long-term contracts with an average term of 3.5 years.  The market share of new build orders for Super Series rigs meaningfully exceeds the Corporation’s active drilling rig market share in both Canada and the United States.  We continue to have active discussions with our customers about new build rigs and expect to announce more new build contracts as the year progresses.  Precision’s fleet today has 273 high performance Tier 1 and Tier 2 drilling rigs, compared with 246 high performance Tier 1 and Tier 2 drilling rigs at the beginning of 2011.”

“In 2011 Precision delivered on the three strategic priorities we highlighted at the beginning of 2011: delivering High Performance, High Value services to drill the technically challenging wells of today’s unconventional resource plays; pursuing an intense focus on organic growth; and improving our financial flexibility to ensure we could capitalize on growth opportunities.  Some of the key highlights include:

•
The Corporation completed 19 new build Super Series rigs in 2011 and expects to complete an additional 35 Super Series rigs in 2012.  Of these 35 rigs, 18 are expected to be deployed to the Canadian market, 16 are expected to be deployed to the U.S. market and one is expected to be deployed internationally.

•	Precision completed 18 rig upgrades during 2011 of which approximately 50% were tier upgrades and the vast majority are supported with contracts.

•	The significant new build orders, upgrade program and previously announced retirement of 36 Tier 3 rigs continues the fleet upgrade process.

•
Directional drilling growth through acquisitions in both Canada and the United States that provide a platform for organic growth.  Precision started 2011 with a seven job capability and has current capacity to run 70 jobs.  The company plans to add equipment and personnel in 2012 to continue to grow the directional drilling service offerings.

•
International expansion through development of a high quality international team and securing three long-term contracts for work in Saudi Arabia.  Increased vertical integration through the opening of the Houston Technology Center, the centralized location for training, maintenance, repair and rig up in the U.S. market.  The company also expanded drilling rig new build capacity through investments in people, infrastructure and supply chain development, from four rigs per quarter at the beginning of 2011 to nine rigs per quarter at the end of 2011.

•
Precision’s Completion and Production Services segment generated $104 million in EBITDA in 2011.  Precision made $77 million of capital expenditure investments in the Completion and Production Services business in 2011 representing the largest capital expenditures for the segment since 2005.

•	Precision completed two unsecured financings to fund our organic growth and acquisitions, improving the strength and flexibility of our balance sheet.”

“Canadian drilling dayrates and margins increased by $2,822 and $2,183 per utilization day, respectively over the previous year comparable quarter and U.S. drilling dayrates and margins increased by $3,586 and $2,715, respectively, over the previous year comparable quarter.  These operating results point not only to the strength of the Canadian and U.S. markets, but also to Precision’s ability to deploy new build drilling rigs to its active fleet at higher dayrates and continue to obtain higher rates for re-contracted rigs.  The strong dayrate and margin performance helped drive Precision’s fourth quarter revenue increase of 35% and EBITDA increase of 59% over the comparable quarter in 2010.”

“Canadian drilling activity continues to be strong with substantially all of Precision’s rigs in Canada drilling for oil and liquids-rich targets.  Precision’s current active rig count in Canada is 163 and the average rig count of 117 for the fourth quarter of 2011 was 10% higher than the comparable quarter in 2010.  Meaningful dayrate increases realized throughout 2011 reflect the continued demand for high performance assets in the Canadian marketplace.”

“United States drilling activity continued to increase in 2011 driven by oil and liquids-rich activity.  Precision’s current active U.S. rig count is 109 and its average rig count of 107 during the fourth quarter of 2011 was 10% higher than the average rig count during the comparable quarter in 2010.  In addition to active rig count growth, Precision realized continued dayrate increases throughout the year.”

“Precision is well positioned in today’s marketplace with the largest land drilling presence in Canada, a high percentage of rigs currently drilling oil or liquids-rich targets, and more rigs drilling directionally or horizontally today than any other drilling contractor in North America.  Precision believes its customers’ long-term focus and the growing number of unconventional oil and liquids-rich drilling opportunities in North America provide Precision the foundation to grow its active rig count.  We also believe that throughout 2012, we will effectively utilize Precision’s people, sizeable equipment base and proven systems to reduce our operating costs and continue to expand operating margins,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

(Stated in thousands of Canadian dollars, except per share amounts)	Three months ended December 31,			Year ended December 31,
	2011	2010	% Change	2011	2010	% Change
Revenue	$587,408	$435,537	34.9	$1,951,027	$1,429,653	36.5
EBITDA(1)	229,839	144,518	59.0	695,064	434,908	59.8
Net earnings	28,046	(250)	n/m	193,477	43,535	344.4
Funds provided by operations	256,103	133,903	91.3	592,388	404,165	46.6
Cash provided by operations	218,857	75,064	191.6	532,772	306,264	74.0
Capital spending:
Expansion capital expenditures	221,195	56,940	288.5	455,302	71,179	539.7
Upgrade and maintenance capital expenditures	106,792	54,008	97.7	271,055	104,722	158.8
Proceeds on sale	(7,289)	(2,885)	152.7	(15,983)	(12,256)	30.4
Net capital spending	320,698	108,063	196.8	710,374	163,645	334.1

Net earnings per share:
Basic	0.10		n/m	0.70	0.16	337.5
Diluted	0.10		n/m	0.67	0.15	346.7

Contract drilling rig fleet	337	355	(5.1)	337	355	(5.1)
Drilling rig utilization days:
Canada	10,724	9,730	10.2	37,970	31,176	21.8
United States	9,834	8,915	10.3	37,887	32,450	16.8
International	172	122	41.0	702	622	12.9
Service rig fleet	207	220	(5.9)	207	220	(5.9)
Service rig operating hours	87,477	84,758	3.2	315,536	294,126	7.3
 (1)    See “ADDITIONAL GAAP MEASURES”.
 n/m -  calculation not meaningful

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	December 31 2011	December 31, 2010
Working capital	$610,429	$458,003
Long-term debt(1)	$1,239,616	$804,494
Total long-term financial liabilities	$1,267,040	$834,813
Total assets	$4,427,874	$3,564,540
Long-term debt to long-term debt plus equity ratio(1)	0.37	0.29
(1)	Net of unamortized debt issue costs.

Precision’s average active rig count of 109 rigs in the United States and International for the fourth quarter of 2011 was up 11 rigs over the same period of 2010 and one rig over the third quarter of 2011.  Precision expects its active rig count to modestly increase in the United States and International over the coming months as its new build and upgraded rigs enter the market and the three contracted Middle East rigs begin drilling in Saudi Arabia.

In Canada, Precision averaged 117 rigs operating during the fourth quarter of 2011, up 11 rigs over the same period in 2010 and three rigs over the third quarter of 2011.  Precision expects high levels of market activity and new build and upgraded rigs entering the fleet to support its active rig count during the winter drilling season.

Revenue in the fourth quarter of 2011 was $152 million higher than the prior year period.  The increase was mainly due to a period-over-period increase in rates and drilling utilization days in both Canada and the United States.  Revenue in Precision's Contract Drilling Services segment increased by 38% while revenue increased 16% in the Completion and Production Services segment in the fourth quarter of 2011 compared to the prior year.

EBITDA margin (EBITDA as a percentage of revenue) was 39% for the fourth quarter of 2011 compared to 33% for the same period in 2010.   The increase in EBITDA margin was primarily attributable to higher average dayrates and higher utilization in both Canada and the United States in the fourth quarter of 2011 versus the prior year period.  Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration continue to support EBITDA margins.

Precision’s 2012 priorities are threefold:

1.	Execute our High Performance, High Value strategy. Continue to deliver safe, repeatable, predictable and reliable performance with high environmental responsibility and community standards.
2.
Continue to pursue growth opportunities.  Execute on existing organic growth opportunities including contracting additional new build and upgraded drilling rigs, adding assets and people to the directional drilling and Completion and Production Services business and pursuing additional rig deployments internationally.  Continue to evaluate accretive acquisitions.

3.	Build our brand. Continue to promote Precision’s High Performance, High Value brand with customers, employees, investors and within the communities in which we operate.

In the Contract Drilling Services segment, Precision currently owns 339 contract drilling rigs, including 189 in Canada, 144 in the United States and 6 rigs in international locations.  Precision currently maintains directional drilling equipment and personnel capacity to run 70 jobs.  Precision’s Completion and Production Services segment includes 187 service rigs, 20 snubbing units,  95 wastewater treatment units, 63 drilling and base camps and a broad mix of rental equipment.

Oil prices were higher and natural gas prices were lower during the fourth quarter of 2011 compared with the prior year period.  For the fourth quarter of 2011, West Texas Intermediate crude oil averaged US$93.88 per barrel, 10% higher when compared to US$85.06 per barrel in the same period in 2010.  AECO natural gas spot prices averaged $3.18 per MMBtu, 12% lower than the fourth quarter 2010 average of $3.62 per MMBtu.  In the United States, Henry Hub natural gas spot prices averaged US$3.31 per MMBtu in the fourth quarter of 2011, a decrease of 12% over the fourth quarter 2010 average of US$3.78 per MMBtu.

Summary for the three months ended December 31, 2011:

• Operating earnings were $44 million, a decrease of $42 million from the fourth quarter in 2010.  In the fourth quarter of 2011, Precision recorded an impairment charge of $115 million related to the decommissioning of 36 drilling rigs and 13 well servicing rigs.  Excluding the decommissioning charge, operating earnings were $159 million or 27% of revenue, compared to 20% in 2010. Operating earnings were positively impacted by the increase in activity and rates in the majority of Precision’s operations.

• General and administrative expenses were $36 million, in-line with the fourth quarter of 2010.  Increased costs associated with higher activity were offset by lower incentive compensation costs tied to the price of Precision’s common shares.

• Finance charges were $22 million, a decrease of $86 million from the fourth quarter of 2010.  The decrease was due to $91 million of non-cash charges Precision incurred during the fourth quarter of 2010 associated with the refinancing of Precision’s debt partially offset by interest charges on an increased long-term debt balance.

• Funds provided by operations in the fourth quarter of 2011 were $256 million, an increase of $122 million from the prior year comparative quarter of $134 million.

• Capital expenditures for the purchase of property, plant and equipment were $328 million in the fourth quarter, an increase of $217 million over the same period in 2010.  Capital spending for the fourth quarter of 2011 included $221 million for expansion capital and $107 million for the maintenance and upgrade of existing assets.

• Average revenue per utilization day for contract drilling rigs increased in the fourth quarter of 2011 to US$23,010 from the prior year fourth quarter of US$19,424 in the United States and increased in Canada to $19,971 in the fourth quarter of 2011 from $17,149 for the fourth quarter of 2010. The increase in revenue rates for the fourth quarter in Canada and the United States reflects the pricing leverage of higher overall industry utilization and additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.  In Canada, for the fourth quarter of 2011, 38% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 30% in the 2010 comparative period.  In the United States, for the fourth quarter of 2011, 79% of Precision’s utilization days were generated from rigs working under term contracts compared to 64% in the 2010 comparative period.    Turnkey revenue for the fourth quarter of 2011 was US$15 million compared with US$12 million in the 2010 comparative period.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $748 in the fourth quarter of 2011 compared to $679 in the fourth quarter of 2010.

• Average operating costs per utilization day for drilling rigs increased in the fourth quarter of 2011 to US$13,552 from the prior year fourth quarter of US$12,681 in the United States while in Canada costs increased to $9,326 in 2011 from $8,687 in 2010. The cost increase in the United States was primarily due to labour rate increases that became effective in December 2010 and October 2011 partially offset by 2011 cost control initiatives.  The cost increase in Canada was primarily due to a labour rate increase that became effective in October 2011.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $516 in the fourth quarter of 2011 as compared to $476 in the fourth quarter of 2010 primarily due to a labour rate increase and higher maintenance costs to prepare for increased activity.  Typically, labour rate increases in both operating segments are recovered in dayrate increases.

• Precision realized revenue from directional services of $38 million in the fourth quarter of 2011 compared with $3 million in the prior year period.  The increase is primarily due to the acquisitions of Drake Directional Drilling, LLC and Drake MWD Services, LLC in the first quarter of 2011 and Axis Energy Services Holdings Inc. in the third quarter of 2011.

Summary for the year ended December 31, 2011:

• Revenue for 2011 was $1,951 million an increase of 36% over 2010.

• Operating earnings were $329 million, an increase of $104 million or 46% over 2010.  Excluding the decommissioning charge, operating earnings were $444 million or 23% of revenue, compared to 16% in 2010.

•  General and administrative costs were $125 million, an increase of $17 million compared to 2010 primarily as a result of increased activity and the increased costs for stock-based compensation in 2011.

• Finance charges were $115 million, a decrease of $96 million from 2010 due to lower interest costs and lower amortization of debt issue costs partially offset by interest expense associated with Canadian income tax settlements.  During 2011, Precision refinanced the $175 million 10% senior unsecured notes resulting in a charge of $27 million for the make-whole premium while 2010 includes a loss on settlement of debt facilities of $116 million.

• Funds provided by operations for 2011 were $592 million, an increase of $188 million from the prior year of $404 million.  The increase was due to stronger operating results compared to the prior year period partially offset by the previously disclosed cash payment to tax authorities in Canada of $50 million.

• Capital expenditures for the purchase of property, plant and equipment were $726 million in 2011, an increase of $550 million from 2010.  Capital spending for 2011 included $455 million for expansion capital and $271 million for the maintenance and upgrade of existing assets.

OUTLOOK

Precision has a strong portfolio of term customer contracts that provides a base level of activity and revenue.  Precision currently has 145 rigs committed under term contracts in North America in the first quarter of 2012, 121 rigs contracted for the second quarter of 2012 and 88 for the third quarter of 2012. In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they normally generate 365 utilization days per rig year in most regions.

For 2012, based on current drilling rig contracts, Precision has 53 rigs in Canada under term contract and 59 rigs in the United States and internationally. For 2013, Precision currently has term contracts in place for an average of 71 rigs, with 41 in Canada and 30 in the United States and internationally. Since the third quarter 2011 earnings release, Precision has added term contracts that increased the contracted rig average for 2012 from 89 rigs to 112 rigs working under term contract.

Capital expenditures are expected to be approximately $1.1 billion for 2012 and include:

• $702 million for expansion capital which includes the cost to complete the 28 drilling rigs from the 2011 new build rig program and the seven new build rigs from the 2012 new build program;
• $182 million for upgrade capital which includes the upgrade of approximately 14 rigs; and
• $244 million for sustaining and infrastructure expenditures which is based upon currently anticipated activity levels.

Expansion and upgrade capital includes the purchase of long-lead items for the Corporation’s capital inventory which includes top drives, drill pipe, control systems, engines and other long-lead items, which can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $1.1 billion will be split $950 million for the Contract Drilling segment and $178 million for the Completion and Production Services segment.

To date in 2012, there has been higher drilling activity in Canada and the United States than in the prior year. According to industry sources, as at February 3, 2012, the U.S. active land drilling rig count was up about 14% from the same point in the prior year while the Canadian drilling rig count had also increased about 13%. With the year‐over‐year improvements in rig utilization, there have been continued improvements in spot market dayrates charged to customers in both Canada and the United States.

Natural gas production in the United States has remained very strong despite reduced natural gas drilling activity over the past two years.  The United States natural gas storage levels as at February 3, 2012 were 25% above the five‐year average and 25% above storage levels of a year ago. The increase in oil and liquids-rich drilling in areas like West Texas, Bakken and Eagle Ford has resulted in the United States oil rig count as at February 3, 2012 to be 52% higher than it was a year ago. Precision has more equipment working in oil and liquids plays than at any time in the last 20 years. With high storage levels, consistent production and the view that North America has an oversupply of natural gas, natural gas prices have reached 10-year lows. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.

Precision, along with the land drilling industry, is in the process of upgrading the fleet of drilling rigs through newly built rigs and the upgrade of existing equipment.  Precision believes that this “retooling” of the industry wide fleet will result in the virtual obsolescence of Tier 3 rigs in the North American markets over the next five years.  As such, in the fourth quarter of 2011 Precision decommissioned 36 Tier 3 drilling rigs and 13 service rigs from its fleet.  Additionally, Precision is changing its depreciation policy on its remaining Tier 3 rigs beginning in 2012.  This new policy will change the depreciation method on the Tier 3 rigs that are not expected to be upgraded from a unit of production method to a straight-line method over four years.  Therefore, the Tier 3 rigs will be depreciated to their estimated salvage value over the next four years whether the rigs are working or not to match our belief of the estimated useful lives of those rigs.  Precision estimates that this will add approximately $17 million in 2012 of annual depreciation over what the current unit of production method would have provided.

SEGMENTED FINANCIAL RESULTS

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment.  Precision views its corporate segment as a support function that provides assistance to more than one segment.  Beginning with the first quarter of 2011, Precision has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment.  Prior period numbers have been restated to reflect these changes.  Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars)	2011	2010	% Change	2011	2010	% Change
Revenue:
Contract Drilling Services	$494,397	$357,415	38.3	$1,632,037	$1,186,007	37.6
Completion and Production Services	95,265	82,036	16.1	330,225	255,827	29.1
Inter-segment eliminations	(2,254)	(3,914)	(42.4)	(11,235)	(12,181)	(7.8)
	$587,408	$435,537	34.9	$1,951,027	$1,429,653	36.5

EBITDA:(1)
Contract Drilling Services	$216,720	$143,676	50.8	$665,389	$434,167	53.3
Completion and Production Services	33,558	25,188	33.2	104,252	66,443	56.9
Corporate and Other	(20,439)	(24,346)	(16.0)	(74,577)	(65,702)	13.5
	$229,839	$144,518	59.0	$695,064	$434,908	59.8
   (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended December 31,					Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2011		2010		% Change	2011		2010		% Change
Revenue		$494,397		$357,415	38.3		$1,632,037		$1,186,007	37.6
Expenses:
Operating		266,027		206,456	28.9		931,062		720,347	29.3
General and administrative		11,650		7,283	60.0		35,586		31,493	13.0
EBITDA (1)		216,720		143,676	50.8		665,389		434,167	53.3
Depreciation		62,563		49,540	26.3		219,194		177,516	23.5
Loss on asset decommissioning		113,366		-	n/m		113,366		-	n/m
Operating earnings(1)		$40,791		$94,136	(56.7)		$332,829		$256,651	29.7
Operating earnings as a percentage of revenue		8.3%		26.3%			20.4%		21.6%
Drilling rig revenue per utilization day in Canada		$19,971		$17,149	16.5		$18,442		$16,139	14.3
Drilling rig revenue per utilization day in the United States(2)	US$	23,010	US$	19,424	18.5	US$	21,744	US$	18,965	14.7
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.
n/m - calculation not meaningful

	Three months ended December 31,
Canadian onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	188	805	202	799
Drilling rig operating days (spud to release)	9,572	40,538	8,661	35,944
Drilling rig operating day utilization	50%	54%	47%	49%
Number of wells drilled	1,074	3,198	1,119	4,034
Average days per well	8.9	12.7	7.7	8.9
Number of metres drilled (000s)	1,781	6,561	1,662	6,542
Average metres per well	1,658	2,051	1,485	1,622
Average metres per day	186	162	192	182

	Year ended December 31,
Canadian onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	188	805	202	799
Drilling rig operating days (spud to release)	33,965	144,646	27,975	119,300
Drilling rig operating day utilization	46%	49%	38%	41%
Number of wells drilled	3,566	11,832	3,196	11,936
Average days per well	9.5	12.2	8.8	10.0
Number of metres drilled (000s)	5,717	22,613	5,119	20,298
Average metres per well	1,603	1,911	1,602	1,701
Average metres per day	168	156	183	170
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	100	1,695	78	1,297
June 30	102	1,803	88	1,464
September 30	106	1,915	93	1,603
December 31	107	1,972	97	1,665
Year to date average	104	1,846	89	1,514
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the fourth quarter of 2011 increased by 38% to $494 million and EBITDA increased by 51% to $217 million compared to the same period in 2010. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.

Activity in North America was impacted by increased customer demand for oil and liquids-rich natural gas related drilling activity as a result of higher global oil prices.  In the fourth quarter, drilling rig revenue per utilization day in Canada was up 16% over the prior year while in the United States drilling rig revenue per utilization day was up 18%.  The increase in average dayrates for both Canada and the United States was the result of increased rig demand.  During the quarter, 38% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 30% in 2010 while in the United States 79% of utilization days were generated from rigs under term contract as compared to 64% in the prior year period.  At the end of the quarter, Precision had 85 drilling rigs working under term contracts in the United States and 56 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the fourth quarter of 2011 were 10,724, an increase of 10% compared to 9,730 in 2010.   Drilling rig utilization days for Precision in the United States were 9,834 or 10% higher than the same quarter of 2010 due to increased customer demand with the majority of the additional activity coming from oil and liquids rich natural gas related plays.  On average, Precision had two rigs working internationally during the fourth quarter of 2011 compared with one in the corresponding quarter of 2010.

Contract Drilling Services segment operating costs were 54% of revenue for the quarter which is 4 percentage points lower than the prior year period. On a per day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense effective October 2011. Operating costs for the quarter in the United States on a per day basis were marginally up from the comparable period in 2010 due to a crew wage increases effective December 2010 and October 2011 offset by a reduction in costs resulting from 2011 cost control initiatives. Typically, labour rate increases are recovered in dayrate increases.

During the fourth quarter, the Contract Drilling Services segment recognized a loss of $113 million related to the decommissioning of 36 drilling rigs, 19 in Canada and 17 in the United States. Quarterly depreciation in the Contract Drilling Services segment increased 26% from the prior year due to the increase in activity in both Canada and the United States and $1 million of depreciation in 2011 recorded on idle contract drilling assets. In 2011 and 2010, both the United States and Canadian contract drilling operations used the unit of production method of calculating depreciation.  Beginning in 2012, Tier 3 drilling rigs that are not scheduled for upgrade will be depreciated using the straight-line method.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2011	2010	% Change	2011	2010	% Change
Revenue	$95,265	$82,036	16.1	$330,225	$255,827	29.1
Expenses:
Operating	57,983	53,308	8.8	211,195	178,585	18.3
General and administrative	3,724	3,540	5.2	14,778	10,799	36.8
EBITDA(1)	33,558	25,188	33.2	104,252	66,443	56.9
Depreciation	6,768	6,261	8.1	25,598	24,128	6.1
Loss on asset decommissioning	1,527	-	n/m	1,527	-	n/m
Operating earnings(1)	$25,263	$18,927	33.5	$77,127	$42,315	82.3

Operating earnings as a percentage of revenue	26.5%	23.1%		23.4%	16.5%

Well servicing statistics: (2)
Number of service rigs (end of period)	207	220	(5.9)	207	220	(5.9)
Service rig operating hours	87,477	84,758	3.2	315,536	294,126	7.3
Service rig operating hour utilization	43%	42%		39%	37%
Service rig revenue per operating hour	$748	$679	10.2	$705	$637	10.7
(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Now includes snubbing services. Comparative numbers have been restated to reflect this change.
n/m - calculation not meaningful

Completion and Production Services segment revenue for the fourth quarter increased by 16% from the fourth quarter of 2010 to $95 million and EBITDA increased by 33% to $34 million.  The increase in revenue and EBITDA is attributable to increased activity in all of the divisions as customers increase spending in response to higher oil prices.

Well servicing activity increased 3% from the prior year quarter, with the fleet generating 87,477 operating hours in the fourth quarter of 2011 compared with 84,758 hours in the prior year quarter for utilization of 43% and 42%, respectively.  The increase was a result of increased service rig activity due to completion and production work on oil wells.  Approximately 96% of the fourth quarter service rig activity was oil related.  Precision's rental division activity was 20% higher than the prior year comparative period primarily due to completion related activity and new equipment added to the fleet.

Average service rig revenue increased $69 per operating hour from the prior year period to $748 due to increased labour and fuel costs passed through to customers.

Operating costs as a percentage of revenue decreased to 61% in the fourth quarter of 2011 from 65% in the same period of 2010. Operating costs per service rig operating hour increased over the comparable period in 2010 due primarily to higher wages and higher maintenance costs to prepare for increased activity.

Depreciation in the Completion and Production Services segment in the fourth quarter of 2011 was 8% higher than the prior year due to increased activity.  In the fourth quarter, the Completion and Production Services segment recorded a $2 million loss related to the decommissioning of 13 well service rigs.  The well servicing division uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment.  Beginning with the first quarter of 2011, Precision has included United States based corporate costs, which were previously in the Contract Drilling services segment, in the Corporate segment and restated prior period comparatives. The Corporate and Other segment had an EBITDA loss of $20 million for the fourth quarter of 2011, $4 million lower than the prior year comparative period due to lower share based performance incentive costs partially offset by increased costs associated with higher activity.

OTHER ITEMS

Net financial charges for the quarter were $22 million, a decrease of $86 million from the fourth quarter of 2010.  Current period costs include interest expense of $22 million compared to $16 million in 2010.  In the fourth quarter of 2010, the Corporation recorded a loss on settlement of debt facilities of $91 million compared with nil in the current quarter.

The Corporation had a foreign exchange loss of $8 million during the fourth quarter of 2011 due to the strengthening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Precision’s effective tax rate on earnings before income taxes for 2011 was 20% compared to a tax recovery in the prior year.  The increase in taxes for 2011 is primarily the result of the tax on higher earnings as compared to the prior period and the settlement of a prior period income tax audit.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions.  Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $467 million and the US$550 million senior secured revolving credit facility (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at December 31, 2011. Subject to certain conditions, the Secured Facility may be increased by an additional US$100 million. In addition to the Secured Facility, Precision has available $40 million in operating facilities, excluding letters of credit of $0.5 million, which are used for working capital management.  At December 31, 2011 Precision had $1.3 billion in long-term debt as compared to $821 million at December 31, 2010.

As at December 31, 2011, the Corporation was in compliance with the covenants under the Secured Facility. Precision expects to remain in compliance with financial covenants under its Secured Facility and have full access to credit lines during 2012.

The current blended cash interest cost of Precision’s debt is approximately 6.6% compared to 7.3% as at December 31, 2010.

In November 2010 and again in July 2011, Precision designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2011
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$525,350	$345,325	$492,944	$587,408
EBITDA(1)	186,411	92,566	186,248	229,839
Net earnings:	65,560	16,403	83,468	28,046
Per basic share	0.24	0.06	0.30	0.10
Per diluted share	0.23	0.06	0.29	0.10
Funds provided by operations(1)	192,337	70,766	73,182	256,103
Cash provided by operations	117,322	176,312	20,281	218,857

	2010
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$373,136	$261,828	$359,152	$435,537
EBITDA(1)	117,658	60,125	112,607	144,518
Net earnings (loss):	56,917	(69,418)	56,286	(250)
Per basic share	0.21	(0.25)	0.20	-
Per diluted share	0.20	(0.25)	0.20	-
Funds provided by operations(1)	102,759	40,692	126,811	133,903
Cash provided by operations	20,624	143,001	67,575	75,064
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors.  The following are the measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, earnings before income taxes, other items, loss on asset decommissioning and depreciation and amortization, (“EBITDA”), as derived from information reported in the Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Precision is reporting its financial results in accordance with IFRS from January 1, 2011, the changeover date set by the Canadian Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year prior to the effective date is required.

For the three months and year ended December 31, 2010 Precision has restated the operating results as if it had always prepared financial results in accordance with IFRS.  As a result of componentization of capital assets and applying different depreciation rates to the different components under IFRS, partially offset by the write-down of certain assets to fair market value, depreciation expense for the fourth quarter of 2010 has increased by $8 million over the amount previously reported and for the year period ended December 31, 2010 increased by $27 million.  In addition, Precision has a cash settled share appreciation rights plan which was previously recorded based on the intrinsic value method whereas IFRS requires the use of an option pricing model.  The difference in method resulted in a slight decrease to the stock based compensation expense reported in the fourth quarter of 2010 of $871 thousand and $475 thousand for the year period ended December 31, 2010.  Together these adjustments had a net tax impact of reducing the deferred tax expense in the fourth quarter of 2010 by $3 million and $9 million for the year ended December 31, 2010.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: Precision’s planned capital expenditures and anticipated uses of capital; the timing of such expenditures; that strong activity levels experienced over the past several quarters will continue; that Precision will announce more new build contracts as the year progresses; the expected timing and deployment of Super Series rigs to be completed in 2012; plans to add equipment and personnel in 2012 to grow Precision’s directional drilling service offerings; that the long-term focus of the Corporation’s customers and the growing number of unconventional oil and liquids drilling opportunities in North America will provide Precision with the foundation to grow its active rig count; that Precision will reduce operating costs and expand operating margins throughout 2012; that Precision’s active rig count in the United States and internationally will increase modestly in the coming months; that high levels of market activity and new build and upgraded rigs will support  Precision’s active rig count during the winter drilling season the potential for a further reduction in demand for natural gas drilling; the obsolescence of Tier 3 rigs in North American markets over the next five years; and the anticipated effects of changes to the Corporation’s depreciation policy on its Tier 3 rigs.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2011	2010
ASSETS
Current assets:
Cash	$467,476	$256,831
Accounts receivable	576,243	414,901
Inventory	7,163	4,933
Total current assets	1,050,882	676,665
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	2,942,296	2,532,398
Intangibles	6,471	6,366
Goodwill	363,646	284,532
Total non-current assets	3,376,992	2,887,875
Total assets	$4,427,874	$3,564,540

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$436,667	$217,799
Income tax payable	3,786	863
Total current liabilities	440,453	218,662
Non-current liabilities:
Share based compensation	11,303	12,268
Provisions and other	16,121	18,051
Long-term debt	1,239,616	804,494
Deferred tax liabilities	587,790	578,239
Total non-current liabilities	1,854,830	1,413,052
Shareholders' equity:
Shareholders' capital	2,248,217	2,244,417
Contributed surplus	18,396	11,266
Deficit	(83,160)	(276,637)
Accumulated other comprehensive loss	(50,862)	(46,220)
Total shareholders' equity	2,132,591	1,932,826
Total liabilities and shareholders' equity	$4,427,874	$3,564,540

CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended December 31,			Year ended December 31,
(stated in thousands of Canadian dollars, except per share amounts)	2011	2010		2011	2010

Revenue	$587,408		$435,537	$1,951,027	$1,429,653

Expenses:
Operating	321,756		255,850	1,131,022	886,751
General and administrative	35,813		35,169	124,941	107,994
Earnings before income taxes, other items, loss on asset decommissioning and depreciation and amortization	229,839		144,518	695,064	434,908

Depreciation and amortization	71,067		58,454	251,483	210,103
Loss on asset decommissioning	114,893		-	114,893	–
Operating earnings	43,879		86,064	328,688	224,805
Other items:
Foreign exchange	7,626		(1,042)	(23,674)	(12,712)
Finance charges	22,392		108,508	115,332	211,327
Other	(3,754)		-	(3,754)	–
Earnings before tax	17,615		(21,402)	240,784	26,190
Income taxes:
Current	2,897		2,879	43,779	7,634
Deferred	(13,328)		(24,031)	3,528	(24,979)
	(10,431)		(21,152)	47,307	(17,345)

Net earnings	$28,046		$(250)	$193,477	$43,535
Earnings per share:
Basic	$0.10	$	nil	$0.70	$0.16
Diluted	$0.10	$	nil	$0.67	$0.15

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Net earnings	$28,046	$(250)	$193,477	$43,535
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(26,815)	(41,187)	33,050	(61,037)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	25,143	14,817	(37,692)	14,817
Comprehensive income (loss)	$26,374	$(26,620)	$188,835	$(2,685)

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2011	2010	2011	2010
Cash provided by (used in):
Operations:
Net earnings	$28,046	$(250)	$193,477	$43,535
Adjustments for:
Long-term compensation plans	5,399	6,615	20,555	12,996
Depreciation and amortization	71,067	58,454	251,483	210,103
Loss on asset decommissioning	114,893	-	114,893	–
Foreign exchange	7,366	(1,885)	(24,330)	(12,480)
Finance charges	22,392	108,508	115,332	211,327
Income taxes	(10,431)	(21,152)	47,307	(17,345)
Other	(5,248)	511	(6,318)	(1,093)
Income taxes paid	(13,516)	(5,598)	(124,682)	(11,187)
Income taxes recovered	82,483	57	82,883	30,424
Interest paid	(47,256)	(11,661)	(79,902)	(62,832)
Interest received	908	304	1,690	717
Funds provided by operations	256,103	133,903	592,388	404,165
Changes in non-cash working capital balances	(37,246)	(58,839)	(59,616)	(97,901)
	218,857	75,064	532,772	306,264
Investments:
Business acquisitions, net of cash acquired	-	-	(92,886)	–
Purchase of property, plant and equipment	(327,987)	(110,948)	(726,357)	(175,901)
Proceeds on sale of property, plant and equipment	7,289	2,885	15,983	12,256
Changes in non-cash working capital balances	77,161	37,747	87,798	45,532
	(243,537)	(70,316)	(715,462)	(118,113)
Financing:
Repayment of long-term debt	-	(593,103)	(175,000)	(696,863)
Premium paid on settlement of unsecured senior notes	-	-	(26,688)	–
Debt issue costs	1	(24,217)	(13,303)	(26,382)
Debt facility amendment costs	-	128	(1,134)	(869)
Re-purchase of trust units of dissenting unitholders	-	-	–	(6)
Increase in long-term debt	-	663,455	581,520	663,455
Issuance of common shares on the exercise of options	138	122	2,238	122
Changes in non-cash working capital balances	-	985	(746)	985
	139	47,370	366,887	(59,558)
Effect of exchange rate changes on cash and cash equivalents	(9,128)	(3,996)	26,448	(2,561)
Increase in cash and cash equivalents	(33,669)	48,122	210,645	126,032
Cash and cash equivalents, beginning of period	501,145	208,709	256,831	130,799
Cash and cash equivalents, end of period	$467,476	$256,831	$467,476	$256,831

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss		Deficit	Total equity
Balance at January 1, 2011	$2,244,417	$11,266		$(46,220)	$(276,637)	$1,932,826
Net earnings for the period	–	–		–	193,477	193,477
Other comprehensive loss for the period	–	–		(4,642)	–	(4,642)
Share options exercised	3,416	(1,178)		–	–	2,238
Redemption of non-management directors DSUs	384	(384)		–	–	–
Share based compensation expense	–	8,692		–	–	8,692
Balance at December 31, 2011	$2,248,217	$18,396	$	(50,862)	$(83,160)	$2,132,591

(Stated in thousands of Canadian dollars)
	Shareholders’/ unitholders capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total Equity
Balance at January 1, 2010	$2,243,124	$–	$–	$(320,172)	$1,922,952
Net earnings for the period	–	–	–	43,535	43,535
Other comprehensive loss for the period	–	–	(46,220)	–	(46,220)
Redemption of non-management directors DSUs	204	–	–	–	204
Cancellation of units owned by dissenting unitholders	(9)	3	–	–	(6)
Reclassification of exchangeable LP unit liability on conversion to a corporation	891	–	–	–	891
Reclassification of share option plan and non-management directors DSU liabilities on conversion to a corporation	–	7,271	–	–	7,271
Share options exercised	207	(85)	–	–	122
Share based compensation expense	–	4,077	–	–	4,077
Balance at December 31, 2010	$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826

The following tabular information is stated in thousands of Canadian dollars except for share amounts which are stated in thousands of shares.

Long-Term Debt
	December 31, 2011	December 31, 2010

Senior secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	661,050	646,490
6.5% senior notes due 2021 (US$400.0 million)	406,800	–
6.5% senior notes due 2019	200,000	–
10.0% senior notes	–	175,000
	1,267,850	821,490
Less net unamortized debt issue costs	(28,234)	(16,996)
	$1,239,616	$804,494

Per Share Amounts

The following tables reconcile the net earnings (loss) and weighted average shares outstanding used in computing basic and diluted earnings (loss) per share:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Net earnings (loss) – basic and diluted	$28,046	$(250)	$193,477	$43,535

Weighted average shares outstanding – basic	276,073	275,670	275,899	275,655
Effect of warrants	10,610	9,259	11,106	8,787
Effect of share options and other equity compensation plans	1,258	827	1,711	619
Weighted average shares outstanding – diluted	287,941	285,756	288,716	285,061

Finance Charges

The following table provides a summary of the finance charges:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Interest:
Long-term debt	$21,544	$15,677	$69,959	$67,570
Tax settlement and reassessment	751	–	15,372	–
Other	63	34	164	97
Income	(948)	(269)	(1,683)	(803)
Amortization of debt issue costs	982	2,320	3,444	27,097
Accelerated amortization of debt issue costs from voluntary debt repayments	–	–	–	1,590
Loss on settlement of debt facilities	–	90,746	26,942	115,776
Debt amendment fees	–	–	1,134	–
Finance charges	$22,392	$108,508	$115,332	$211,327

Income Taxes
The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at December 31 is as follows:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

Earnings (loss) before income taxes	$17,615	$(21,402)	$240,784	$26,190
Federal and provincial statutory rates	27%	28%	27%	28%
Tax at statutory rates	$4,756	$(5,993)	$65,012	$7,333
Adjusted for the effect of:
Non-deductible expenses	1,385	10,447	7,857	15,790
Non-taxable capital gains	(1,168)	(2,473)	(1,245)	(2,601)
Income taxed at lower rates	(9,396)	(22,384)	(32,260)	(43,557)
Taxes related to prior years	(20)	–	10,986	–
Other	(5,988)	(749)	(3,043)	5,690
Income tax expense (recovery)	$(10,431)	$(21,152)	$47,307	$(17,345)

Segmented Information
Three months ended December 31, 2011	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$494,397	$95,265	$-	$(2,254)	$587,408
Segment profit (loss)	40,791	25,263	(22,175)	-	43,879
Depreciation and amortization	62,563	6,768	1,736	-	71,067
Loss on asset decommissioning	113,366	1,527	-	-	114,893
Total assets	3,380,843	473,811	573,220	-	4,427,874
Goodwill	251,507	112,139	-	-	363,646
Capital expenditures	294,734	29,540	3,713	-	327,987

Three months ended December 31, 2010	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$357,415	$82,036	$-	$(3,914)	$435,537
Segment profit (loss)	94,136	18,927	(26,999)	-	86,064
Depreciation and amortization	49,540	6,261	2,653	-	58,454
Loss on asset decommissioning	-	-	-	-	-
Total assets	2,796,665	417,040	350,835	-	3,564,540
Goodwill	172,393	112,139	-	-	284,532
Capital expenditures	103,337	6,036	1,575	-	110,948

Year ended December 31, 2011	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$1,632,037	$330,225	$-	$(11,235)	$1,951,027
Segment profit (loss)	332,829	77,127	(81,268)	-	328,688
Depreciation and amortization	219,194	25,598	6,691	-	251,483
Loss on asset decommissioning	113,366	1,527	-	-	114,893
Total assets	3,380,843	473,811	573,220	-	4,427,874
Goodwill	251,507	112,139	-	-	363,646
Capital expenditures	637,060	76,922	12,375	-	726,357

Year ended December 31, 2010	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$1,186,007	$255,827	$-	$(12,181)	$1,429,653
Segment profit (loss)	256,651	42,315	(74,161)	-	224,805
Depreciation and amortization	177,516	24,128	8,459	-	210,103
Loss on asset decommissioning	-	-	-	-	-
Total assets	2,796,665	417,040	350,835	-	3,564,540
Goodwill	172,393	112,139	-	-	284,532
Capital expenditures	158,274	12,435	5,192	-	175,901

FOURTH QUARTER AND YEAR END 2011 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, February 9, 2012.

The conference call dial in numbers are 1-866-223-7781 or 416-340-8018

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 16, 2012 by dialing 1-800-408-3053 or 905-694-9451, pass code 8714471.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com